FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☒            No  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-December 2012	2

Results January-December / 2012
Disclaimer This document contains statements that constitute forward looking statements about Telefonica Group (going forward, "the Company" or Telefonica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which may refer, among others, to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. 1
2012 Highlights A year of Operational Transformation and continuing to build positions of power in Digital Services TELEFONICA FURTHER SEQUENTIAL COST CONTAINMENT AND MARGIN EXPANSION GROUP WIDE CONTINUED EXPANSION OF UNDERLYING EPS & FCFS WHICH ARE TWICE THE ANNOUNCED DPS FINANCIAL FLEXIBILITY REGAINED Substantial deleverage, to continue in 2013 Extensive liquidity (well into 2015) Brazil: Expanding leadership, outperforming expectations Spain: Fusion: a commercial success - with margin break-even in December net adds Strong growth of margin & OpcF in Q4 LATAM: Quality growth amid enhanced profitability EUROPE: A year of strategic change 2

TELEFÓNICA

2012 operational transformation for a sustainable model

- **<u>Net Debt/OIBDA 2.36x in FY 12</u>**
- Strong FCF generation (€7bn in FY 12)
- Actively managing portfolio
- No refinancing risk; maturities covered well into 2015

- **<u>LatAm >50% of revenues in Q4 growing at 7.5% y-o-y organic</u>**
- Quality offer based on differential infrastructure
- Mobile data 34% of MSR in FY 12
- Pioneering Digital solutions development


Regained Financial Flexibility
Towards Sustainable Revenue growth
Group OpCF +6.2% organic y-o-y in Q4
Transforming Commercial Model
Simplification across the board
CapEx Optimisation

- **<u>Spain OpCF +7.7% y-o-y organic in Q4</u>**
- Network sharing & co-investment
- Leveraging on a differential integrated footprint
- CapEx efficiencies from lower churn: doing more with less

- **<u>Quad play to increase share of wallet & customer satisfaction</u>**
- Subsidies removed or reduced
- Reducing customer rotation
- Promoting a new Open Operating System
- Promoting device financing

- **<u>Eliminating legacy</u>** <u>(7,000 P&S eliminated in Latam)</u>
- Maximising scale benefits
- Efficiency gains, a non-stop process

Investor Relations
Telefónica, S.A.
3
Telefónica
Transformation is already delivering results (I) 4 Further advancing towards revenue growth OIBDA margin progression Sustained CapEx efforts and improving OpCF (CHART) (CHART) (CHART) TELEFONICA FY 12 Underlying OpCF: € 12.9 bn (1.5%)
Transformation is already delivering results (II) 5 Financial flexibility regained Outstanding improvement in EPS along the year (CHART) (CHART) 15.2 21.0 FCFS: € 1.55 (CHART) 2.65x Net debt/OIBDA 2.36x Cash position excluding Venezuela Undrawn credit lines & syndicated RCF TELEFONICA
(CHART) (CHART) (CHART) (CHART) (CHART) (CHART) (CHART) (CHART) Continued sequential OIBDA growth and margin expansion TELEFONICA 2012 Underlying OIBDA and OIBDA Margin OIBDA (€ in millions) (CHART) OIBDA Margin OIBDA margin y-o-y TELEFONICA Consistent improvement in y-o-y trends OIBDA margin posting the first positive y-o-y variation since Q1 09 despite lower contribution from tower sales in Q4 y-o-y (€ 354 m in Q4 12 vs. € 467 m in Q4 11) (CHART) 6
Transformation for a brighter future ARPU Churn OpEx New Commercial Model in Spain Selective Quality Growth in LatAm Capturing best clients & increasing their loyalty are compatible with a more rational commercial approach Increasing quality gap Leveraging on integrated infrastructure 22% contract Transforming the business is more expensive short term but voice only growth models will not be sustainable over the medium term Leading contract in the region Leading smartphones in the region 7 ARPU Churn OpEx OpEx Customer Loyalty Share ARPU OpEx Churn Transformation started in Spain 15-18 months ago, results are starting to be visible now TELEFONICA
Telefonica Digital to accelerate growth Protecting the core through comms innovation Developing new revenue streams in the digital space Maximise our customer base value Global deals / Fleet Management / Insurance telematics Operator billing Telefonica Dynamic Insights Instant servers eWallets / Wanda RPM Mobile Security IPTV / OTT TELEFONICA 8 M2M Platform M2M Alliance Build our own platforms Partnerships / deals with third parties Capture innovation
MBB & FBB driving growth across the footprint TELEFONICA Record quarterly smartphones net adds in 2012: Q4 net adds: 1.7x Q3 boosted by T. Europe Net adds in Latam grew 51% y-o-y in Q4 Smartphones represents 80% of handsets sales in T. Europe Increasing weight of Mobile Contract over Mobile Base to 33% Positive Q4 FBB net adds in Europe, reversing trends High single digit growth of FBB base in T. Latam Selective UBB deployment in key markets Fixed line stabilization (-0.3% y-o-y in Dec-12), with Q4 positive net adds Strong growth in FBB Fast smartphone adoption 9 (CHART) 19 m 247 m 82 m 53 m (CHART) Total: 316 m 3% (CHART) Mobile Contract Smartphones Total Accesses (m) +32% y-o-y Net adds (m)
(CHART) (CHART) Solid revenue growth of Latam and mobile data TELEFONICA Improved y-o-y organic trends in Q4, across the board Top line growth of 0.7% y-o-y up to December ex- regulation Accelerating non-SMS data organic sales (+22.3% y-o-y in Q4) Right strategic approach to consumer pricing and bundling Monetising the data opportunity (smartphone ARPU uplift >1.5x and margin ~1.3x) Adoption of multiples devices 59% 53% 56% Non-sms data revenue/total mobile data revenues Mobile data revenues (€ in millions) (CHART) Smartphone penetration 60% (CHART) By regions, T.Latam boosted sales increase By services, data is improving revenue profile 10 Q3 12 y-o-y organic Q4 12 y-o-y organic
Further efficiencies on continued execution TELEFONICA Excluding Workforce Reduction Plan provision in T.Espana in Q3 11 (€ -2,671 m). 11 (CHART) Very sound cost containment in Q4 despite record smartphone sales: Significant decline of commercial costs (-11.9% y-o-y) mainly driven by new commercial policy in Spain Higher efficiencies and scale benefiting OIBDA margin erosion y-o-y (commercial costs, increased efficiency in call center costs, overheads, outsourcing...) Good progress in TGR delivering efficiency goals (procurement, devices, new data centers, simplification of processes, efficiency projects ...) FY 11: 36.1% (0.2 p.p.) (CHART) FY 12: 34.9% (0.5 p.p.) (0.6 p.p.)
CapEx reallocation into growth operations and services CapEx oriented to growth (y-o-y organic) Spectrum acquisition in FY 12: € 586 m mainly Brazil (€ 420 m) and Ireland (€ 127 m) LTE already acquired in core countries (Spain, Brazil, Germany, UK) Completed spectrum needs Executing further investment efficiencies CapEx ex-spectrum (€ in millions) T. Europe (CHART) +4.5% -9.0% 8,928 8,872 +0.3% T. Latam Leveraging CapEx efficiencies from lower churn TGR improving purchase efficiency Superior mobile network with enlarge coverage/capacity for MBB Targeted investment in fiber/VDSL to increase coverage and speed in FBB 14.2% 14.2% CapEx/Sales Successful investment strategy leads to sustained CapEx, coupled with OpCF growth in Q4 12 (+6.2% organic y-o-y) TELEFONICA 12 (CHART) y-o-y organic Prioritised investments to cope with future growth
T. Global Resources achieving significant results Accomplishments TELEFONICA 15% Application Simplification Delivered New World Class Data Centres in Brazil, Mexico & Spain Material IT Savings leading a reduction in IT OpEx+CapEx Increased leverage on joint purchases; +4 p.p. in last 12 months to > 40% IT Devices MNCs Leveraging benefits from scale: > 80% of total spend in devices negotiated globally Global portfolio optimisation to increase savings: 95% value in < 100 references Focus in strategic reshaping OS map: proactive development of alternative ecosystems Network sharing and co-investment deals on track (UK, Mexico, Spain) Efficiency activities and assets optimisation (non-strategic towers: € 643 m in FY 12) Network and operations Revenues growing at high single digit Upgrade portfolio focusing on core telco services for multinationals (Managed Mobility & WAN) Leverage synergies with wholesale business to improve efficiency and competitiveness Global Sourcing 13
TELEFONICA 2012 Chg y-o-y Financial Summary: OpCF growth in Q4 Underlying growth: Reported figures excluding major exceptional items, spectrum acquisition and changes in consolidation. Organic growth: Constant exchange rates, excludes changes in the perimeter of consolidation and hyperinflation in VZ. It also excludes spectrum acquisition and exceptional items. Reported Revenues (0.8%) 62,356 € in millions FY 12 Underlying OIBDA +5.1% 21,231 OIBDA Margin +1.9 p.p. 34.0% OI +7.3% 10,798 Net income (27.3%) 3,928 EPS (25.9%) 0.87 OpCF (OIBDA-CapEx ex-spectrum) +9.6% 12,360 62,356 21,741 34.9% 12,270 6,465 1.44 (6.6%) 12,870 (0.8%) (3.9%) (1.1 p.p.) (8.7%) (6.6%) Organic (11.9%) (13.6%) (10.2%) (1.3 p.p.) (4.1%) (0.7%) CapEx(ex-spectrum)/sales +0.0 p.p. 14.2% +0.2 p.p. +0.0 p.p. 14.2% Chg y-o-y FY 12 +3.3% (2.3%) (4.3%) (5.4%) +0.1 p.p. (1.4%) (1.6%) (0.7 p.p.) 2012 Chg y-o-y Q4 12 Chg y-o-y Q4 12 Chg y-o-y (0.7%) (0.1%) +0.2 p.p. (1.8%) +6.2% (0.9 p.p.) Exceptional items Revenues +71 +71 OIBDA (510) (2,472) (413) +17 OI (1,472) (3,596) (646) (264) Net Income (2,536) (2,082) (1,578) +527 FY 12 FY 11 Q4 12 Q4 11 ERE Spain: €-2,671m Reduction in the value of TI: €- 949m Impairment T. Ireland: €-513 m VZ devaluation: €-417m Reduction in the value of TI:€-570m Impairment T. Ireland: €-513m VZ devaluation: €-417m Revenues, OIBDA margin and CapEx/Sales in line with 2012 targets 14 Deferred Tax VIVO: € +952m
(CHART) (CHART) T. LATAM FY 11 FY 12 Mobile Business (CHART) (CHART) More selective commercial approach Fixed Business (CHART) 33% 35% 9% 10% FBB/Fixed Pay TV/Fixed Consistent acceleration in revenue growth 7.8% 5.1% 6.4% 7.5% Revenue growth (organic y-o-y) Q1 12 Q2 12 Q3 12 Q4 12 0.8% 2.1% 4.8% 1.6% Underlying y-o-y OIBDA Margin OIBDA y-o-y growth despite lower level of tower sales in Q4 12 (€ 338 m vs. € 467 m in Q4 11) 2012 OIBDA (€ in millions) Latam: Quality growth amid enhanced profitability Accesses y-o-y Organic Revenue y-o-y 15 FY 11 FY 12
Brazil: Focus on quality delivering results T. LATAM Organic growth: Local currency and excludes the positive impact of the partial sale of our stake in PT in Q2 11. Strengthening position on value segments Accelerating sales growth (CHART) (CHART) Mobile accesses (Dec-12 y-o-y) Market Share (Dec-12) Commercial activity in high value customers remained strong on the back of top service quality Ongoing fixed business transformation process with new commercial proposals (Fiber 200Mega, IPTV, VIVO Play) Convergent offers limiting fixed traditional business decline (CHART) Fiber UBB accesses ('000) x2 (CHART) (CHART) 65% 35% % of total revenues FY 12 Q4 12 Revenue growth breakdown (organic y-o-y) Revenue growth (organic y-o-y) Regulation dragging revenue y-o-y growth in 1.9 p.p. Q1 12 Q2 12 Q3 12 Q4 12 16

T. LATAM

Brazil: Increased profitability

Gradual OIBDA improvement

2012 OIBDA Margin


OIBDA y-o-y organic
34.6%
0.5%
38.5%
1.4%
34.5%
3.2%
44.2%
15.4%
Q112
Q212
Q312
Q412

- Higher impact from tower sales in Q4 12 (€ 269 m vs. € 163 m in Q4 11)

OIBDA Margin Breakdown


39.0%
+1.0 p.p.
+3.4 p.p.
+0.7 p.p.
44.2%
Q411
Lower Commercial Network & Systems Costs
Tower Sales
Efficiency Gains
Q412

Integration benefits flowing to cash generation

FY 12 (organic y-o-y growth)


2.3%
5.5%
7.3%
Revenues
OIBDA
OpCF

- Operational improvement along with integration benefits results in **strong OpCF generation**
- **CapEx increase** (+2.9% y-o-y ex-spectrum)

CapEx/Sales (ex-spectrum)


14.8%
14.9%
FY11
FY12

Investor Relations
Telefónica, S.A.
17
Telefónica
Latam: Key Metrics (I) T. LATAM 18 (CHART) (CHART) Mexico Venezuela Colombia Operational turnaround process in due course Sequential revenue and margin improvement on the back of higher commercial efficiency, Iusacell agreement (from Q3) and non-strategic tower sales Net Adds ('000) Prepay Contract OIBDA Margin Outstanding operating performance Gradual revenue acceleration and enhanced profitability (CHART) 43.8% 44.9% OIBDA Margin (CHART) Mobile Net Adds ('000) (CHART) Focus on value and quality of service led to reduced churn Integration process delivering expected results Churn Q4 (y-o-y) Accesses (y-o-y) (CHART) Organic y-o-y Q1 12 Q2 12 Q3 12 Q4 12 (25.4%) MSR organic y-o-y (CHART) (1.4 p.p.)
(CHART) (CHART) (CHART) T. LATAM Latam: Key Metrics (II) Peru Argentina Chile FY 11 FY 12 (CHART) Sustained commercial momentum across services Healthy growth and improved profitability Solid commercial momentum remained in 2012 Strong revenue performance and better margin evolution throughout the year (CHART) Q3 12 Q4 12 Net Adds ('000) OIBDA Margin Accesses (y-o-y) Sequential improvement on mobile commercial activity in a highly competitive environment Acceleration in revenue growth in Q4 y-o-y (CHART) (CHART) FY 11 FY 12 Accesses (y-o-y) Organic y-o-y Revenue (organic y-o-y) OIBDA Margin Revenue (organic y-o-y) (CHART) 19 Rev OIBDA OpCF Rev OIBDA OpCF

T. EUROPE

T. Europe: A year of strategic change

Right commercial moves improving traction

Contract mobile net adds: ('000)


Accesses y-o-y change
3.1%
3.0%
2.6%
1.9%
375
458
265
419
Contract base 60% (+3 p.p. y-o-y)
Q1 12
Q2 12
Q3 12
Q4 12

Smartphones connections net adds: ('000)


Smartphone penetration
1,128
981
840
1,734
30%
32%
33%
35% (+8 p.p. y-o-y)
Q1 12
Q2 12
Q3 12
Q4 12

Leaner operating model driving OIBDA acceleration and margin expansion


OIBDA
(y-o-y)
2,513
2,672
2,765
2,821
(14.8%)
(13.1%)
(10.7%)
(0.8%)
Q1 12
Q2 12
Q3 12
Q4 12
Positive impact in Q4 of €94 m (UK pension plan)
OIBDA margin
(y-o-y)
33.3%
35.5%
37.2%
37.7%
(3.1 p.p.)
(2.4 p.p.)
(0.7 p.p.)
+2.8 p.p.
Q1 12
Q2 12
Q3 12
Q4 12
OpEx
(y-o-y)
(2.1%)
(3.1%)
(9.0%)
(12.5%)

- **Contract mobile AMPU sequential improvement** (right balance between customer growth and profitability)
- **Solid contract churn**
- **Successful new propositions focused on value & MBB**
- **Continued data monetisation**
  - Non-SMS data revenue up 15.7% y-o-y in FY 12
  - Accounting for 58% of mobile data revenue (+6 p.p. y-o-y)

Net adds: excluding disconnections in Spain in Q1 12.
OIBDA and OIBDA margin exclude the impairment in T. Ireland in Q4 12.
Financials year-on-year change are organic.

- **OIBDA margin expansion in Q4 y-o-y**
  - Commercial costs -17.6% y-o-y
- **Sustainable efficiency gains**
  - OpEx -6.7% y-o-y in FY 12; -6.5% non-commercial costs
- **Top line pressure continued**
  - -8.1% y-o-y in Q4; -7.8% in FY 12 amid tough macro, competition, regulation and usage optimization
- **2012 CapEx (-9.0% y-o-y) focused on growth**

Investor Relations
Telefónica, S.A.
20
Savings in commercial costs (more than € 500 m in FY 12), mainly from new subsidies policy Large scale organizational restructuring (€ 257 m savings in 2012) Portfolio and processes simplification driving IT and service savings Churn efficiencies along with improved quality (customer claims -56% y-o-y in Q4) Penetration of new tariffs, including Fusion, in residential. OIBDA, CapEx and OpCF y-o-y change excluding provision for redundancy program and spectrum. Progressive OIBDA stabilization in Q4 y-o-y driven by new commercial model (subsidies, commissions, Movistar Fusion) Revenues adjusting re-pricing effort: High penetration of new tariffs as of Dec-12 (80% of FBB; 66% of mobile contract) Different phasing in commercial costs impacting Q4 y-o-y 2012 CapEx down 18.3% y-o-y (vs -16.9% in 9M 12) despite a 32% increase in fiber (CHART) Q4 11/Q4 10 Q4 12/Q4 11 Rev OIBDA OpCF Rev OIBDA OpCF OIBDA Margin: 42.8% 45.0% 47.5% 47.2% OpCF y-o-y growth in Q4 2012 OIBDA margin y-o-y: T. EUROPE (CHART) Q1 12 Q2 12 Q3 12 Q4 12 Adapting the company to a different environment Multiple drivers behind strong margin expansion (7.2%) (11.2%) (19.1%) (21.7%) OpEx (y-o-y) Commercial cost (y-o-y) (33.1%) (6.5%) 21 Spain: Financial turnaround is taking place +6.9 p.p.

T. EUROPE

Spain: Movistar Fusion leading the Spanish market

Movistar Fusion a success in the market


Fusion customers ('000)
429
811
1,121
30% new services
Oct-12
Nov-12
Dec-12

> 1.5 m Fusion customers Feb-13

3 months from launch


Net adds ('000)
Q312
Q412
Fixed telephony
FBB
Contract portability
Fiber
(177)
(48)
(33)
130
(169)
(94)
32
66

Reshaping the marketplace

- Making a **stagnated market to grow again**
- **Matching actual customer needs**
- **All market players following** convergence
- **Putting in value a differential infrastructure**

Net adds turnaround fostering value services

- **Improving the weight of new customers through Q4**
- **Accelerating exponentially fiber & MBB uptake:**
  - 14% total fiber take up in covered areas (Dec-12)
  - Ramp-up of fiber net adds due to Fusion in Q4
  - 532 k MBB net adds in Q4
- **Mobile portability improved** despite tough competition

Movistar Fusion enhancing customer value in a lower price environment

Movistar Fusion

- **Impact on Revenues improving**
  - Increasing new revenue stream (from new customers upselling and add-ons)
  - Introducing 12 months contract commitment

On track for revenue breakeven in Fusion customer base in 2013

- **Sustainable OpEx savings**
  - Lower acquisitions costs
  - No handset subsidies
  - E-billing
  - Higher customer satisfaction
  - Lower churn
- **Positive impact on average margin per customer**

Margin break-even in December Fusion net adds

Investor Relations
Telefónica, S.A.
22
Telefónica
T. EUROPE UK : Commercial traction flowing through to financials (CHART) Total Revenue Q3 12 Q1 12 Q2 12 MSR ex-regulation(1) Further progress towards revenue growth Q4 12 Balancing profitability Excluding MTR cuts and new roaming regulation. Y-o-y in local currency OIBDA margin: Customer base expansion with mix improvement Supported in successful retention activity Q4 12 trading impacted by increased volumes in acquisition and retention q-o-q (+27% in upgrades) Sustained contract base growth delivering better revenue trends (7.9 p.p.) (4.5 p.p.) (1.4 p.p.) (1.4 p.p.) Growth focused on high value (CHART) 223 251 206 282 Contract net adds: ('000) +48% X10.1 X2.3 +61% y-o-y Smartphone penetration up 7 p.p. y-o-y to 45% Market leading contract churn at 1.0% in 2012 (improved 0.1 p.p. y-o-y) Successful management of prepaid churn (down 0.4 p.p. y-o-y in FY 12) Mobile customer base (y-o-y) Total base Contract base Q3 12 Q1 12 Q2 12 Q4 12 (CHART) +1% +1% +0.2% +3% +7% +8% +5% +9% Contract mix up 3 p.p. to 52% at the end of December Recovered momentum in an aggressive market Revenue improvement and better profitability trends 23 (CHART) OIBDA margin y-o-y
(CHART) (CHART) T. EUROPE Outperforming competition Germany: Market benchmark performance Top-line expansion and efficiencies driving margins OIBDA margin growth on further efficiencies Fourth consecutive quarter of OIBDA margin expansion (+1.1 p.p. y-o-y in Q4; +1.7 p.p. in FY 12) OpCF increased 12% y-o-y to €743 m in FY 12, with CapEx up 9% y-o-y, with continued investment in LTE 295 358 OIBDA (€ millions) OIBDA margin 25.7% 27.2% 333 23.4% 366 27.3% Outperforming market in MSR growth Sustained strong momentum in the high value segment (CHART) Contract net adds: ('000) Continuous improvement of contract churn Driving smartphone penetration and successful data monetisation (CHART) Consolidation #3 position in the market Smartphone penetration up 6 p.p. y-o-y to 26% New O2 Blue rates from March, 1st: Customers choose according to data volume (CHART) (0.3 p.p.) (0.2 p.p.) (0.2 p.p.) (0.4 p.p.) Q3 12 Q1 12 Q2 12 Q4 12 24 (CHART) Q4 Mobile service revenues(y-o-y)
Reported 2011 OIBDA ex-Redundancy Program in Spain. (CHART) € in millions FCF Post Minorities Net Fin. Debt Dec-12 Net Fin. Debt Dec-11 FX, Commitments Cancellation & Other Dividend & Share repurchase Net Financial Debt/OIBDA 2.36x Net Financial Investments Net Financial Debt evolution Substantial deleverage on FCF generation and disposal plan execution TELEFONICA 25 Net Financial Debt/OIBDA(1) 2.46x (CHART) OpCF Net Interest Tax Working capital FCF Post Minorities Dividend to minorities & Other (CHART) Dec-11 Jun-12 Dec-12 Net Financial Debt (€ in bn) Spectrum 2.46x 2.65x 2.36x FCF: € 1.55 per share Deleverage will continue in 2013 to comfortably below 2.35x
(CHART) €18.8bn long term diversified financing (2012 & YTD 2013) TELEFONICA € in billions Strong financing exercise & improved liquidity while contained interest expense Bonds at Holding Syndicated Loans Other Spanish Retail Bonds at LatAm Other Loans ECA Record year, absent M&A financing Average debt life 6.4 years Ample geographic split by bank financing: Europe 34%, Asia 23%, Spain 17%, North America 14% & Latam 12% € in billions Dec-12 Dec-11 82% LT 76% LT +38% (CHART) €21bn liquidity (+€5.8bn vs Dic-11) Effective interest cost at bottom of guidance Cash position excluding Venezuela Undrawn credit lines & syndicated RCF 6% Bonds at Holding Syndicated Loans ECA 5% 26 Guidance 21.0 15.2 (CHART) YTD 2013 2012 €15.0bn €3.8bn Liquidity position greater than the sum of 2013, 2014 and over a third of 2015 gross debt maturities

TELEFÓNICA

2013: recovering our growth DNA while reducing leverage

Recovering growth DNA

- **Customer intelligence:** Pricing strategy - maintain tiered pricing at the right price; business intelligence
- **Focus on Digital Services:** Leverage on our core assets
- **Differential channels:** Single multichannel, differentiating and enjoyable experience, emphasize quality
- **Devices:** Rebalancing market shares, changing dynamics of the devices industry
- **Efficiency and quality:** Simplification of processes, platforms
- **IT excellence:** Applications Globalisation, Simplification, Transformation
- **Best network:** Network sharing strategy, network evolution –All IP networks and Software Designed Networks

Further progress on deleverage

- **Leverage ratio comfortably below 2.35x**
- **Proactively refinance:** maturities covered well into 2015
- **Deepen asset portfolio management**
- **Restore Shareholder Remuneration:** 2013 dividend in cash, €0.75/share (2 tranches: Q4 13 and Q2 14)

2013 GUIDANCE

OPERATING GUIDANCE (in organic terms)[1]:

- Revenue growth
- Lower margin erosion than in 2012
- Similar Capex/revenues than in 2012

FINANCIAL GUIDANCE:

- Net Debt < €47bn

(1) Figures according to guidance criteria.
2012 Bases for guidance purposes: Revenue (€61,054 m), OIBDA margin erosion -1.4 p.p. in 2012, CapEx to sales 14.1%.

Investor Relations
Telefónica, S.A.

27

Telefónica

2013 Operating Businesses Priorities In Spain, accelerate the transformation process through quality and simplification along with the new commercial model leading to lower OpEx & CapEx In UK, maintain commercial traction with market leading propositions while delivering cost effective 4G network experience In Germany, outperform the market in mobile market share by capitalising multi-brand portfolio and maintain a competitive network, delivering LTE to urban areas In Czech Republic we will continue focus on our efficiency agenda to protect profitability In Ireland we move towards business stabilisation T. Europe T. Latam TGR: Scale benefits leading to further progress in transformation and OpEx & CapEx savings T. Digital: Fostering digital growth in several markets, leveraging our core assets and building powerful positions through partnerships 28 TELEFONICA In Brazil: Focus on the ongoing fixed business turnaround Maintain mobile business outperformance leveraged on our top quality proposal Catch up market leaders in Mexico, Colombia and Ecuador At a regional level, exploit the benefits of further efficiency gains while grabbing the advantages and opportunities of our scale
Conclusions 29 Reinforcing our growth model, solid execution of transformational initiatives: Progressive margin recovery driving OIBDA stabilization; improvement of underlying EPS along 2012 Benefits from best-in class diversification Outstanding growth in mobile data and T. Latam Improved commercial momentum on focused areas Accelerating cost savings and efficiencies along the year CapEx efficiency and simplification Financial flexibility regained: Substantial deleverage progress in H2 12 to continue in 2013 Normalised access to financial markets Strong liquidity position Delivery on 2012 guidance and realistic outlook for 2013 TELEFONICA
Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition and excluding the impact from changes in the perimeter of consolidation. The results of the Atento Group are included up to 30 November 2011 and those of Rumbo are included up to 31 October 2011. 2012 figures exclude the reduction in the value of the Telecom Italia investment and the recovery of all the operating synergies considered at the time of this investment (-1,355 million euros; -949 million euros net of taxes), and also PPAs (-1,073 million euros; -689 million euros net of taxes and minority interests), the reduction in value made by the Telefonica Group on its investment in Telefonica Ireland (-527 million euros; -513 million euros net of taxes), the effect of Venezuelan Bolivar devaluation (-438 million euros; -417 million euros net of taxes), the capital loss on the sale of China Unicom shares (-97 million euros; -45 million euros net of taxes), the capital gain on the sale of Atento Group (+61 million euros; +33 million euros net of taxes), the capital gain on the sale of Rumbo (+27 million euros; +24 million euros net of taxes) and the capital gain on the partial sale of Hispasat (+26 million euros; +19 million euros net of taxes). In 2011, results exclude the provision for the redundancy program in Spain (-2,671 million euros; -1,870 million euros net of taxes), the reversal of deferred tax liabilities at Vivo (+1,288 million euros; +952 million euros net of taxes and minority interests), value adjustments in relation to the stake in Telecom Italia and the operating synergies achieved (-662 million euros; -481 million euros net of taxes), the positive impact arising from the partial reduction of Telefonica's economic exposure to Portugal Telecom (+184 million euros), the difference in market value of the BBVA stake (-80 million euros; -56 million euros net of taxes), tax asset reassessment (-30 million euros) and also PPAs (-1,228 million euros before taxes; -790 million euros net of taxes and minority interests). Organic growth: In financial terms, it assumes constant average exchange rates as of January-December 2011 and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. The results of the Atento Group are included up to 30 November 2011 and those of Rumbo are included up to 31 October 2011. In OIBDA and OI terms, 2012 excludes the reduction in value made by the Telefonica Group on its investment in Telefonica Ireland (-527 million euros), the capital loss generated by the sale of China Unicom shares (-97 million euros), and the capital gains generated by the sale of the Atento Group (+61 million euros), Rumbo (+27 million euros) and the partial sale of Hispasat (+26 million euros). Excluded from OIBDA and OI in 2011 were the positive impact of the partial sale of Telefonica's economic exposure to Portugal Telecom (+184 million euros), and the provision for the redundancy program in Spain (-2,671 million euros). Telefonica's CapEx excludes spectrum investment and, in 2011, the Real Estate Efficiency Programme at T. Espana, and the real estate commitments in relation to the new Telefonica headquarters in Barcelona. Guidance criteria 2013: 2012 adjusted figures for guidance exclude results of Atento, Rumbo and small changes in T. Digital perimeter. It also excludes all capital/loss gains (China Unicom, Atento, Hispasat and Rumbo), tower sales, impairment of T. Ireland and change in contractual commercial model for contract handsets in Chile. 2013 guidance assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2013 excludes write-offs, capital gains/losses from companies' disposals, towers sales and other significant exceptionals. CapEx excludes spectrum acquisition, changes in the accounting for handsets in Chile and Atento, Rumbo and small changes in T. Digital perimeter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 28, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer